Exhibit 99.1

3Q 2019 Earnings Release October 24, 2019

Disclaimer This presentation was prepared and circulated to release the informations regarding the company’s business performance to shareholders and investors prior to the completion of auditing for the period of the third quarter of 2019. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of auditing process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the informations contained in this presentation.

Contents 3Q 2019 Business Performance—Parent Performance—Consolidated Performance—Subsidiary Performance 3Q 2019 Earnings Release â”, October 24, 2019

Parent Performance_Production/Sales Production Sales (thousand tons) 9,565 QoQ (thousand tons, %) QoQ 9,554 9,444 8,983 8,952 +206 +110 8,746 Crude Steel Sales Volume 9,096 +183 9,038 57.4 8,855 55.3 55.6 Product Domestic Sales -1.8%p WTP +0.3%p Sales Ratio 29.9 29.3 29.6 3Q18 2Q19 3Q19 3Q18 2Q19 3Q19 ? In WTP volume, semi-products and un-ordered products are excluded from total sales â—‹ Crude steel production increased on more calendar days than â—‹ With major rationalizations ended in 2Q, production 2Q and manufactured product volume went up as downstream normalized and sales volume increased rationalizations were finished in 2Q ·Sales volume(k tons) : HR +85, CR +108, etc. ·Lines finished with rationalization in 2Q include #2 HR, #2 CR in Pohang Works and #4 HR, #4 CR in Gwangyang Works (thousand tons) 3Q18 2Q19 3Q19 QoQ · Product production (k tons) : HR +34, CR +252, Plate -137, etc. Domestic 4,970 5,024 4,973 -51 (thousand tons) 3Q18 2Q19 3Q19 QoQ Export 4,013 3,722 3,979 +257 Carbon Steel 8,556 8,389 8,536 +147 WTP* 2,477 2,449 2,529 +80 STS 540 466 502 +36 Product Inventory 1,126 1,227 1,220 -7 *WTP(World Top Premium) includes World First/World Best products 3Q 2019 Earnings Release â”, October 24, 2019

Parent Performance_Financials P/L Financial Structure QoQ QoQ 7,906 7,736 19.9% 19.5% Revenue 7,476 +260 Liabilities 17.8% +1.7%p Ratio 1,095 Operating 724 663 Profit -61 (billion KRW) 13.8% 9.7% Net Debt -3.12 -3.01 +0.11 8.6% -1.1%p (trillion KRW) -3.45 OP Margin % 3Q18 2Q19 3Q19 3Q18 2Q19 3Q19 â—‹ While sales volume increased and general costs came down, â—‹ Debt and cash balance size went up by issuing global bonds operating profit contracted from raw material cost hike and won-denominated bonds ·Size of bonds issued amounts to 500bn KRW and ·Iron re Spot Price : (1Q)U$83â†’(2Q)U$100â†’(3Q)U$102 500mn USD of global ESG bond (Platts Fe 62% Fine Ore CFR) * Debt repayment : 350bn KRW (May), 300bn KRW (August) Operating Profit QoQ Cash Balance & Debt -139 Sales Price +43 Down -61 (billion KRW) 3Q18 2Q19 3Q19 Production/ -6 QoQ Sales +41 Raw Material 724 663 Cash Balance 8,502 7,110 7,850 +740 Volume Up Price Up Cost Decrease, bn KRW bn KRW etc. Debt 5,055 3,991 4,842 +851 2Q19 3Q19 3Q 2019 Earnings Release â”, October 24, 2019

Consolidated Performance P/L Financial Structure 16,411 QoQ QoQ 16,321 69.2% 15,988 -333 Revenue Liabilities Ratio 65.0% 65.7% +0.7%p 1,531 Operating 1,069 1,040 -29 Profit (billion KRW) 10.3 9.3% 6.5% 6.5% Net Debt 9.2 9.1 -0.1 (—) OP Margin % (trillion KRW) 3Q18 2Q19 3Q19 3Q18 2Q19 3Q19 â—‹ Overcoming the slowdown in the steel market and delayed â—‹ Debt and cash balance expanded mainly by POSCO’s newly recovery of demand industries, quarterly consolidated OP recorded higher than 1tn KRW for 9 consecutive quarters, mainly supported issued bonds by strong performance of global&infra(non-steel) business segments ·Cash balance (+688bn KRW) : POSCO +740, Int’l -62, etc. ·Posted weaker earnings in steel segment as higher raw material costs ·Debt (+656bn KRW) : POSCO +851, P-Energy -215, etc. squeezed mill margin ·Global&Infra(non-steel) earnings improved led by P-International, P-E&C and P-Energy Aggregated Operating Profit Cash (billion KRW) Balance & Debt 2Q19 3Q19 QoQ Steel 805 710 -95 (billion KRW) 3Q18 2Q19 3Q19 QoQ Overseas steel 38 8 -30 Cash Balance 11,723 10,021 10,709 +688 Global&Infra 299 322 +23 Debt 22,069 19,199 19,855 +656 New Growth 15 26 +11 3Q 2019 Earnings Release â”, October 24, 2019

Subsidiary Performance_Domestic POSCO International POSCO E&C · Revenue and operating profit weakened as trading business · Operating profit improved on accelerated progress rate slowed although Myanmar gas sales continued to be strong of plant constructions 3—Panama LNG Terminal +7.4 billion KRW, etc.—Gas Sales : (2Q) 53.9 â†’ (3Q) 54.0 billion ft QoQ 1,782 QoQ 6,099 1,765 6,075 1,712 -17 5,471 -604 Revenue Revenue 178 142 -36 89 99 +27 Operating Profit Operating Profit 72 (billion KRW) 61 (billion KRW) 3Q18 2Q19 3Q19 3Q18 2Q19 3Q19 POSCO Energy POSCO Chemical · Electricity price rise entering the peak season lifted up · Operating profit increased contributed by stronger oil price positively affecting spread of chemical products and boost in operating profit—Capacity payment(CP) price : (2Q) 4.6 â†’ (3Q) 12.3 KRW/kWh quicklime sales QoQ—Sales volume of quicklime : (2Q) 663 â†’ (3Q) 690k tons QoQ 359 460 466 +67 358 399 335 +1 Revenue Revenue 41 +39 32 +11 Operating Profit Operating Profit 27 (billion KRW) 24 2 (billion KRW) 16 3Q18 2Q19 3Q19 3Q18 2Q19 3Q19 3Q 2019 Earnings Release â”, October 24, 2019

Subsidiary Performance_Overseas PT. Krakatau POSCO Zhangjiagang STS (PZSS) · Earnings dropped with sales volume down from blast furnace · Profitability improved on expanded sales of WTP products maintenance and weaker sales price from slow demand and reduced costs—Sales Volume(-58k tons) : (2Q) 771 â†’ (3Q) 713—WTP Sales Volume(+3k tons) : (2Q) 95 â†’ (3Q) 98 QoQ 695 QoQ 452 439 692 Revenue 400 -39 673 -3 Revenue Operating Profit 63 (million USD) 15 Operating Profit -6 -21 6 8 +2 (million USD) 3 3Q18 2Q19 3Q19 3Q18 2Q19 3Q19 POSCO Maharashtra POSCO SS VINA · Sales volume decreased as demand industries weakened and · Sales volume and revenue declined as domestic market domestic competition became more severe competition intensified—Sales Volume(-81k tons) : (2Q) 431 â†’ (3Q) 350—Sales Volume(-17k tons) : (2Q) 212 â†’ (3Q) 196 QoQ QoQ 349 340 147 125 108 -17 Revenue 266 -74 Revenue Operating Profit 25 Operating Profit (million USD) 7 0.4 -6.6 (million USD) -8 -7 -8 -1 3Q18 2Q19 3Q19 3Q18 2Q19 3Q19 3Q 2019 Earnings Release â”, October 24, 2019

Appendix Market & Outlook—Global Steel Demand—Domestic Steel Demand—Raw Materials Outlook Summarized F/S_Parent Summarized F/S_Consolidated 2019 Business Outlook 3Q 2019 Earnings Release”, October 24, 2019

10

Global Steel Demand

Chinese Steel Market

"Steel market slows as manufacturing sector continued to dip due to US-China dispute"

✓ As GDP growth rate* is continuously lowered, concerns over an economic slowdown remain *(1Q) 6.4%→(2Q) 6.2%→(3Q)6.0%

- While automobile, machinery and overall manufacturing sectors are declining, manufacturing PMI trended below baseline 50 for 5 consecutive months from May to Sep 2019, marking the lowest since 2012

✓ Expanded infrastructure investment, improved property market outlook and tax cut policy are positive to demand side, but with limited actual impact

- Property development investment shows soundness, especially with the growing demand for redevelopment projects in under-developed areas

【Chinese Steel Price/Manufacturing PMI】


635
615
559 559 560 568 572 588 582 566 576
538 528 519
50.8
50.2 50.0
49.4 49.5 49.2
50.5 50.1
49.4 49.4 49.7 49.5 49.8
50.0
'18.9 10 11 12 '19.1 2 3 4 5 6 7 8 9 10
Manufacturing PMI
HR Domestic Price(U$/ton)

* Bloomberg(2019.10), National Bureau of Statistics of China(2019.10)

Demand by Region

"Global steel demand modestly grows in 2019 supported by sound Chinese steel demand"

✓ In 2019, Chinese steel demand will grow at a sound rate contributed by infrastructure & property market expenditures and tax cuts although manufacturing sector is depressed

※7.8% growth rate is by official statistics while real demand growth after statistical adjustment is estimated at 4.0%

✓ The U.S., EU and advanced countries demonstrate sluggish demand trend overall as economic growth is stagnant

✓ In India and Southeast Asia, still demand will be weaker than expected, and emerging markets will see 0.4% growth in demand mainly due to the regions such as MENA

【Steel Demand Outlook】

(million tons)

Region	2016	2017	2018	YoY	2019(f)	YoY
US	91.9	97.7	99.8	2.1%	100.8	1.0%
EU	157.9	163.1	168.9	3.6%	166.8	-1.2%
China	681.0	773.8	835.0	7.9%	900.1	7.8%
India	83.6	88.7	96.7	9.1%	101.6	5.0%
ASEAN	75.7	73.5	77.1	4.9%	79.5	3.1%
MENA	72.6	71.7	68.9	-4.0%	66.1	-4.0%
World	1,520	1,634	1,709	4.6%	1,806	3.9%

* World Steel Association(2019.10)

With POSCO

3Q 2019 Earnings Release | October 24, 2019

11

Domestic Steel Demand

Demand Industry

Automobile

✓ In 2019, government stimulus was not sufficient to fully recover depressed auto market and the shrinkage in OEM manufacturing

- During the period from Jan to Aug an automaker's production volume is forecast to reduced by 40k cars due to partial strike and reduced OEM production

【Auto Production】 (YoY, thousand cars)


2018 Quarterly
957
1,071
887
1,088
-0.6%
+2.8%
-0.9%
-3.6%
'19.1Q
2Q
3Q
4Q(f)

* Korea Automobile Manufacturers Association (2019.10), POSRI(2019.10)

Shipbuilding

✓ Shipbuilding volume in 2019 shows an upward trend y-o-y with increased orders taken in 2017 and 2018

- Bottoming out from the order drought, shipbuilding volume will expand until 4Q supported by increased orders taken in 2018 for shortened delivery time

【Shipbuilding Volume】 (YoY, million GT)


2018 Quarterly
6.3
5.3
5.2
4.5
+8.9%
+80.9%
+55.0%
+78.8%
'19.1Q
2Q
3Q
4Q(f)

* Clarkson(2019.10), POSRI(2019.10)

Construction

✓ Although private sector remains slow in 2019, construction investment will narrow the size of reduction in 2H with expanded public projects

- Civil engineering project orders from government and public organizations increased and offset private sector slowness

【Construction Investment】 (YoY)


-7.2%
-3.5%
-1.8%
-2.2%
'19.1Q
2Q
3Q
4Q(f)

* Bank of Korea(2019.10), POSRI(2019.10)

Steel Supply and Demand

(million tons)

	2016	2017	2018	2019(f)	1Q	2Q	3Q(f)	4Q(f)	YoY
Nominal Consumption	57.2	56.3	53.7	53.8	13.5	14.1	13.0	13.2	-7.4%
Export	30.8	31.7	30.4	30.1	7.7	7.5	7.5	7.4	+5.8%
Production	74.3	77.1	75.2	74.0	18.4	18.9	18.2	18.5	-1.6%
Import	13.7	10.9	8.9	9.9	2.7	2.7	2.3	2.2	-13.8%
Including Semi-Product	23.7	19.7	15.4	16.5	4.5	4.5	3.8	3.7	-9.9%

* POSRI(2019.10)

With POSCO
3Q 2019 Earnings Release | October 24, 2019

12

Raw Materials Outlook

Iron Ore

2019.3Q	While iron ore price exceeded U$126/ton temporarily in July due to the supply disruption in major producing countries in 1H, it declined to U$80/ton in August as supply in Brazil and Australia was normalized and China's import demand decreased on depreciation of CNY. 3Q average price was U$102/ton as it rebounded to U$90/ton later on restocking demand before Chinese national holidays.
2019.4Q	**"4Q fine ore price expected at U$90~95/ton"** The price is forecast to be trending steady as China reinforces environmental regulation for winter season and there is restocking demand in reserve for supply disruption during the rainy season(Dec to Mar) in Brazil and Australia while major countries' supply is in good condition.


[Iron Ore Price]
(US$/ton)
66
74
65
67
72
83
100
102
90-95(f)
2017 4Q
2018 1Q
2018 2Q
2018 3Q
2018 4Q
2019 1Q
2019 2Q
2019 3Q
2019 4Q(f)

*62% Fe IODEX CFR China (Quarterly Spot Average)

Coking Coal

2019.3Q	3Q average price recorded U$161/ton as price dropped sharply from shrinking demand on the back of Chinese government's stricter regulation on coal imports, India's minimized spot purchase during monsoon period from Jun to Sep, and steel production cut in Europe while there is no major supply distruption major producing countries such as Australia and Russia.
2019.4Q	**"4Q HCC price expected at U$160~170/ton"** The price is forecast to rebound due to expected purchase along with the resumption of China's quota for coal imports in '20 and steel mills' restocking demand as they concern about supply disruption from rainy season(Dec to Mar) in Australia and severe cold in Russia and North America, etc.


[Coking Coal Price]
(US$/ton)
204
229
190
188
221
206
203
161
160~170(f)
2017 4Q
2018 1Q
2018 2Q
2018 3Q
2018 4Q
2019 1Q
2019 2Q
2019 3Q
2019 4Q(f)

*Premium Coking Coal FOB Australia (Quarterly Price)

With POSCO
3Q 2019 Earnings Release | October 24, 2019

Summarized F/S_Parent Income Statement 3Q 18 2Q 19 3Q 19 QoQ Crude Steel Production (thousand tons) 9,565 9,444 9,554 +110 Product Sales (thousand tons) 8,983 8,746 8,952 +206 STS 518 448 533 +85 Carbon Steel Sales Price (thousand KRW) 747 735 734 -1 (billion KRW) Revenue 7,906 7,476 7,736 +260 Cost of Goods Sold 6,354 6,484 6,813 +329 Gross Profit 1,552 992 923 -69 SG&A 457 268 260 -8 Operating Profit 1,095 724 663 -61 (Operating Margin) (13.8%) (9.7%) (8.6%) (-1.1%p) Non-Operating Profit 87 21 31 +10 Net Profit 891 545 499 -46 (Net Margin) (11.3%) (7.3%) (6.5%) (-0.8%p) * Transportation charge is re-categorized from SG&A to cost of goods sold in accordance with the amendment of K-IFRS 1115 (Recognized since 4Q18) 3Q 2019 Earnings Release â”, October 24, 2019

Summarized F/S_Parent Balance Sheet (billion KRW) 3Q 18 2Q 19 3Q 19 QoQ Current Assets 17,882 17,600 17,677 +77 Cash Balance* 8,502 7,110 7,850 +740 Accounts Receivable 4,485 4,281 4,046 -235 Inventories 4,534 5,385 5,246 -139 Current Ratio 413.5% 566.7% 634.6% +67.9%p Non-Current Assets 38,246 37,038 37,711 +673 Other Long-term financial assets 1,324 1,269 1,263 -6 PP&E 21,044 19,321 19,944 +623 Total Assets 56,128 54,638 55,388 +750 Liabilities 9,316 8,245 9,052 +807 Current Liabilities 4,324 3,106 2,785 -321 Non-Current Liabilities 4,992 5,139 6,267 +1,128 Interesting-bearing Debt 5,055 3,991 4,842 +851 Liabilities Ratio 19.9% 17.8% 19.5% +1.7%p Equity 46,812 46,393 46,336 -57 * Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities 3Q 2019 Earnings Release â”, October 24, 2019

Summarized F/S_Consolidated Income Statement (billion KRW) 3Q 18 2Q 19 3Q 19 QoQ Revenue 16,411 16,321 15,988 -333 Gross Profit 2,390 1,614 1,613 -1 (Gross Margin) (14.6%) (9.9%) (10.1%) (+0.2%p) SG&A 859 545 573 +28 Operating Profit 1,531 1,069 1,040 -29 (Operating Margin) (9.3%) (6.5%) (6.5%) (—) Non-Operating Profit 122 -96 -186 -90 Share of Profit(Loss) of Equity-accounted Investees 44 75 89 +14 Finance Income and Costs -251 -77 -89 -12 Foreign Currency Transaction & -103 -17 -43 -26 Translation Gain(Loss) Net Profit 1,058 681 497 -184 (Net Margin) (6.4%) (4.2%) (3.1%) (-1.1%p) Profit Attributable to Owners of the 1,020 612 431 -181 Controlling Company * Transportation charge is re-categorized from SG&A to cost of goods sold in accordance with the amendment of K-IFRS 1115 (Recognized since 4Q18) 3Q 2019 Earnings Release â”, October 24, 2019

Summarized F/S_Consolidated Balance Sheet (billion KRW) 3Q 18 2Q 19 3Q 19 QoQ Current Assets 35,395 34,058 34,827 +769 Cash Balance* 11,723 10,021 10,709 +688 Accounts Receivable 9,829 9,939 9,714 -225 Inventories 10,911 11,708 11,770 +62 Current Ratio 175.5% 192.6% 205.5% +12.9%p Non-Current Assets 45,948 44,933 44,909 -24 Other Long-term financial assets 1,845 1,717 1,686 -31 PP&E 31,040 30,340 30,318 -22 Total Assets 81,343 78,991 79,736 +745 Liabilities 33,270 31,117 31,608 +491 Current Liabilities 20,166 17,684 16,946 -738 Non-Current Liabilities 13,104 13,433 14,662 +1,229 Interesting-bearing Debt 22,069 19,199 19,855 +656 Liabilities Ratio 69.2% 65.0% 65.7% +0.7%p Equity 48,073 47,874 48,128 +254 Owners of the Controlling Company 44,694 44,457 44,756 +299 * Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities 3Q 2019 Earnings Release â”, October 24, 2019

Aggregated Earnings by Segment (billion KRW) Revenue Operating Profit Net Profit Segment 3Q18 2Q19 3Q19 3Q18 2Q19 3Q19 3Q18 2Q19 3Q19 Steel 12,992 12,509 12,725 1,295 805 710 957 520 395 Global&Infra 13,004 12,876 12,067 255 299 322 100 147 288 Trading 10,021 9,950 9,072 88 206 161 36 90 0.1 E & C 1,886 1,884 1,877 99 53 92 22 12 58 Energy 494 433 500 35 12 52 23 13 210 I C T 224 232 240 12 15 10 7 16 9 New Growth* 370 370 372 33 15 26 24 15 23 Total 26,366 25,755 25,164 1,583 1,119 1,058 1,081 682 706 * New Growth segment includes chemical business 3Q 2019 Earnings Release â”, October 24, 2019

2019 Business Outlook Parent Consolidated (trillion KRW) 31.1 Revenue 66.8 Crude Steel Production 37.7 million tons Product Sales 36.2 million tons 5.4 Capex 6.1 Reserve 1.4 Reserve 1.6 4.7 Debt 20.0 ? Based on projections made in June 2019 3Q 2019 Earnings Release â”, October 24, 2019 3Q 2019 Earnings Release â”, October 24, 2019